MEMORANDUM

To:            Global Function Heads, Rio Tinto
Managers, Rio Tinto Aluminium and Alcan Inc.

From:        Phillip Strachan, chief financial officer, Rio Tinto Aluminium
Jean-Christophe Deslarzes, senior vice president, Human Resources, Alcan

Date:         29 August 2007

Subject:    Rio Tinto and Alcan Integration Update

Dear colleagues,

We are entering an exciting time for Rio Tinto and Alcan, as we develop plans to create a true global leader in aluminum with the distinctive global skills of our people, an enviable portfolio of global assets, and a robust pipeline of projects for the future.

Following the memorandum from Tom Albanese and Dick Evans dated 2 August, which noted that an Integration Management Office was to be established, we would like to give you some guidelines for the integration process and to clarify the ground rules for early interactions between Rio Tinto and Alcan, specifically:

  Integration guiding principles

  Selection process

  Integration architecture and process

  Interactions and information sharing before closing.

integration guiding principles

Over the past few weeks, the chief executive officers of Rio Tinto and Alcan have approved the following guiding principles for the integration, once the transaction has closed:

1.  We will maintain maximum focus on ongoing business.  In each of your areas, our chief executive officers expect that you will develop the necessary plans to ensure we continue to deliver our expected business results.

2.  Integration teams will reflect sustained joint leadership from both Rio Tinto and Alcan.  We will need the energy and expertise of both companies’ leaders to successfully carry out this integration.  Having said that, we also believe in single-point accountability and, therefore, will nominate a single leader for each Integration Team.

3.  We will fully integrate all the activities of the Alcan businesses into the Rio Tinto Group.

4.  People decisions will be based on merit and communicated promptly with dignity and respect.  We have developed a process for interviewing for -- and nominating -- approximately 70 top positions in Rio Tinto Alcan.  More details on this follow under the Selection Process section below.

5. Transition plans will be developed by those responsible for implementing the integration and realising synergies.  This principle is reflected in how we are configuring the Integration Teams and their mandates. More details on this follow under the Integration Architecture and Process section below.

6. The emphasis is on speed of implementation and communication, with the 80/20 rule on analysis and decision-making.  Plans will be developed to capture synergies from the integration of Alcan into Rio Tinto.  Consequently, we should not be undertaking major re-engineering efforts or spending disproportionate amounts of time on resolving difficult strategic issues unless absolutely necessary.

7. Transparency and collaborative sharing of data, as well as decision making, will be the norm.  While we value speed, we will continue to make integration decisions based on facts. More details follow in the Interaction and Information Sharing Before Closing section below.

8. Rio Tinto’s governance policies and business systems will be the default. While there will be areas where Rio Tinto’s policies and business systems will be mandatory, there will also be opportunities to adopt and implement Alcan’s practices.  We will be asking Rio Tinto’s Global Heads of Functions to clarify the mandatory areas.

9. Synergy targets will be set top-down.  We have communicated to the market that we anticipate that overall post-tax synergies from the acquisition are expected to be around US$600 million per year.  We will develop plans to meet this target in due course.

selection process

Hugo Bagué and Jean-Christophe Deslarzes, the Human Resources leaders of Rio Tinto and Alcan, have developed a process for the selection of key leaders. They will also be working closely with David Groves, General Manager, Human Resources, Rio Tinto Aluminium.  The following guidelines have been developed:

•         Focus on the approximately 70 top roles in Rio Tinto Alcan;

•         Identify and make available to Rio Tinto Alcan talent from the wider Rio Tinto Group.

•         At the same time, identify opportunities in the wider Rio Tinto Group for talent from Rio Tinto Aluminium and Alcan;

•         Make changes in positions only where appropriate and necessary;

•         Involve key leaders in the selection and nominations of their respective teams;

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•         Base the selection of people on merit assessed by experience, capability and potential -- not seniority or tenure;

•         Treat people fairly and with dignity and respect; providing open, transparent and timely communication.

The announcement of Dick Evans’ direct reports is expected in September, and the next level of the organisation soon after the closing of the transaction.

Integration architecture and process

Integration management will be addressed at three levels (see Attachment 1 for an organisational chart):

  The Integration Steering Committee (ISC), will be led by Dick Evans and will approve strategic decisions and key initiatives, assign overall responsibilities and commit implementation resources, and review implementation progress and impact.
  The Integration Management Office (IMO), headed by Phillip Strachan and Jean-Christophe Deslarzes, will lead the integration process, coordinate resources, and provide implementation guidance.  The IMO will also have four Integration Team leaders as members, who are expected to be named by the end of September.
  Integration Teams will be created to support the Managing Directors/Presidents of Business Units (to be named) and Rio Tinto’s current Global Heads of Functions (see Attachment 2).  These leaders will be responsible for identifying and valuing synergies, developing an implementation plan for the transition and capture of synergies, as well as determining the best systems, processes and practices to implement.  The Rio Tinto Global Heads of Functions will work with the Alcan and Rio Tinto Aluminium leadership, and in turn, the Rio Tinto Alcan functional leadership as it is appointed, on integration planning. Once the leadership of Rio Tinto Alcan -- both operational and functional -- is appointed, the IMO will be able to nominate members of the integration teams.  In some cases, these team members will come from within the functions in a part-time capacity. In other cases, dedicated full-time integration teams will be necessary.

The Rio Tinto Global Heads of Functions will use the Organisational Review Toolkit that was effectively used over the past two years for Rio Tinto’s own functional re-organisation and alignment.

We will fully launch the integration process shortly after closing, which is expected after Rio Tinto’s shareholder votes have taken place and regulatory clearances have been granted, most likely in the early part of the fourth quarter.

The integration process will be based on a 100-day effort to identify bottom-up synergies and create transition plans.  More details will be provided to the various Integration Teams in due course.

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We will be asking the Business Units Managing Directors/Presidents and Rio Tinto Global Heads of Functions to assume responsibility for delivering the synergies and ensuring an effective execution of the transition plans. Clear accountability for deliverables will be defined as part of the integration planning process.

interactions and information sharing before CLOSING

Please be aware that pre-closing activities can have legal implications.

Interactions between Rio Tinto and Alcan will be formalised by the set-up of the Integration Teams.  In the meantime, we ask you to observe the following guidelines:

  Interactions that foster getting to know one another and your respective business practices are appropriate; however, we ask that you keep the IMO informed of these interactions.

  Remember that for many functional topics, three stakeholders need to get involved: 1) Rio Tinto Corporate, 2) Alcan Corporate, and 3) Rio Tinto Aluminium.

  Visits to operating sites or laboratories are inappropriate unless cleared by the respective Managing Director and the IMO.

  While we are mindful that certain necessary integration action is underway in, for example, tax planning and financial reporting, no other integration action (as distinct from planning) will commence before the deal is closed unless it is specifically agreed to by the IMO.

  No offers of employment should be made between Rio Tinto and Alcan in the period prior to close.

Needless to say, unless approved in advance by an appropriate lawyer, you should not seek to obtain from your counterpart at Rio Tinto, Rio Tinto Aluminium, or Alcan -- or share with a broader company audience -- any information that could affect competitive behaviour (such as forward-looking plans, contract prices or confidential third-party information) and which may give rise to anti-trust risks.

If you have any questions regarding anti-trust matters, we recommend you contact either Sandra Walker or Sarah Rumsby at Rio Tinto Legal, or Pierre Chénard at Alcan Legal for advice.

We will provide further details on the integration in September.  In the meantime, feel free to contact either one of us if you have any questions or comments.

Phillip Strachan Co-Lead, Integration	Jean-Christophe Deslarzes Co-Lead, Integration

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IMPORTANT INFORMATION:

The offer to purchase all of the issued and outstanding common shares of Alcan for US$101 per common share in a recommended, all cash transaction (the “Offer”) is being made by Rio Tinto Canada Holding Inc. (the “Offeror”), an indirect wholly-owned subsidiary of Rio Tinto. The Offer represents a total consideration for Alcan common shares of approximately US$38.1 billion.

The Offer is open for acceptance until 6.00 p.m., Canadian Eastern Time, on September 24, 2007, unless extended. The Offer is subject to a number of conditions including valid acceptances by holders of not less than 66-2/3 per cent of Alcan shares on a fully diluted basis and the receipt of various governmental and regulatory approvals, certain of which the Offeror does not expect to receive prior to 24 September 2007. Accordingly, the Offeror currently intends to extend the Offer beyond 24 September 2007. The board of Rio Tinto has approved the transaction. The Offer is expected to close in the fourth quarter of 2007.

This announcement is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Alcan shareholders.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

In connection with the Offer, an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery have been filed with the Canadian securities regulatory authorities and the SEC and an Alcan directors' circular with respect to the Offer has also been filed. A Tender Offer statement on Schedule TO (the “Schedule TO”) and a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) has also been filed with the SEC.

SHAREHOLDERS OF ALCAN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC's website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto's website, www.riotinto.com.

While the Offer is being made to all holders of Alcan common shares, this announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any 4 jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

The Offer is made to holders in France of Alcan common shares admitted to trading on Euronext-Paris. An announcement including the main information relating to the Offer documents has been prepared and released pursuant to article 231-24 of the AMF General Regulation and contains information relating to how and in which time limit Alcan shareholders residing in France can accept this Offer. The offer document and the announcement prepared pursuant to article 231-24 of the AMF General Regulation are available free of charge to the holders of Alcan Shares registered with Euroclear France who request it from Citi France, Global Transaction Services, Operations departement, 19 le Parvis la Défense 7, 92073 Paris La Défense. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanFrenchofferdocument.

The Offer is made to holders in Belgium of Alcan common shares and/or certificates admitted to trading on Euronext Brussels (the “IDRs”). A Belgian supplement, addressing issues specific to holders of Alcan common shares and/or IDRs in Belgium (the “Belgian Supplement”) was approved by the Belgian Banking, Finance and Insurance Commission on 2 August 2007. The offer document and the Belgian Supplement are available free of charge to the investors in Belgium who request it from the Belgian branch of Citibank International plc, Department GTS Operations, 4th floor, boulevard Général Jacques 263G, 1050 Brussels. They are also available on the internet at the following address:  www.computershare.com/Rio-AlcanBelgianofferdocument.

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Attachment 1

Rio Tinto Alcan Integration – Governance and Accountabilities

Rio Tinto Executive Committee
Chair
Tom Albanese
Integration Steering Committee
Oscar Groeneveld
Guy Elliott
Hugo Bague
Dick * Evans
Andrew Mackenzie
Keith Johnson
Grant Thorne
Integration Management Office
Rio Tinto Alcan Integration Co-Leaders
Phillip Strachan
Jean-Christophe Deslarzes
Bauxite & Alumina (TBD)
Primary Metal (TBD)
Engineered Products (TBD)
Commercial/ Functional (TBD)
Functions
Finance
Human Resources
Communication and External relations
Supply Chain
McKinsey's
Support
Process
Communications
Analysis
Track and report

Scope

- Monitors; tracks; reviews; provides resources
- Meets monthly just prior to Rio Tinto ExCo or as decided

* Chairman of Integration Steering Committee

Scope

- Focuses on cross Product Group issues and functional integration
- Co-ordinates a One Rio Tinto Alcan focus
- Meets regularly

Note: resourcing of the various functions will be in accordance with requirements

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